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                               July 6, 2021

       Yuanmei Ma
       Chief Financial Officer
       Fortune Rise Acquisition Corp
       48 Bridge Street, Building A
       Metuchen, New Jersey 08840

                                                        Re: Fortune Rise
Acquisition Corp
                                                            Amendment No. 1 to
Form S-1
                                                            Filed June 25, 2021
                                                            File No. 333-256511

       Dear Ms. Ma:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 1 to Form S-1 filed June 25, 2021

       Cover Page

   1. In the third paragraph, disclose, if true, that shareholders will not vote on any extension and will not have
redemption rights prior to any extension.
 Yuanmei Ma
FirstName   LastNameYuanmei
Fortune Rise  Acquisition Corp Ma
Comapany
July 6, 2021NameFortune Rise Acquisition Corp
July 6,2 2021 Page 2
Page
FirstName LastName
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Finance